SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT. The & XELT. B) hereby informs its shareholders and the market in general on its investment estimate for the period 2023-2027.

The Company expects to regain the leading role of growth in the Brazilian electricity sector, through a potential investment of between R$ 70 billion and R$ 80 billion for the next 5 (five) years.

Of these values, we have R$ 17.1 billion of contracted investments in generation and transmission, which include investments in new assets, in addition to investments in maintenance of existing assets.

We reinforce that new investments will follow strict standards of capital, social and environmental discipline.

1 - Contracted investments (R$ 17.1 billion)

Eletrobras has R$ 17.1 billion that will be allocated to new generation assets, as well as reinforcements and new transmission lots, which already have future revenue established or optionalities for such. This amount also contains investments in the maintenance of existing assets, of which R$ 4.3 billion for Generation and R$ 0.2 billion for Transmission.

Below we detail these contracted investments:

1.1- Generation assets with new revenues contracted or with options (R$ 2.4 billion)

In generation with contracted revenues, we expect an investment of R$ 0.7 billion in phase 1 of the Coxilha Negra wind Complex (“Coxilha Negra Complex”). There are options in phases 2 and 3 of the Coxilha Negra Complex, that have an investment of R $ 1.3 billion. The rest (R$ 0.4 billion) deals with new projects that may generate future revenues.

1.2- Transmission assets with new contracted revenues (R$ 6.7 billion)

The Company was the winner of lot 04/2023, within the scope of the Transmission Auction held on June 30, 2023, with an investment of around R$ 0.68 billion for the next 24 months.

In parallel, Eletrobras has a series of investments in reinforcements in the transmission network already authorized by the National Electric Energy Agency (“Aneel”). Such investments aim to give robustness to the existing system. In return, the Company will be entitled to additional revenue, which will remunerate the investment to a regulatory return. In this line, we have R$ 6 billion of investments already authorized by the Aneel, with additional revenue of R$ 0.84 billion per year.

This document may contain estimates and projections, trends and expectations that are not statements of past events but reflect unquantified beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Considering that the Company does not disclose projections or estimates, as stated in its Reference Form, this presentation does not have projections or estimates, so that no information contained herein should be considered as a projection or estimate. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimated trends that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital investment and financing plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Trends and expectations Estimates and projections speak only as of the date they were expressed and we undertake no obligation to update any such trends and expectations estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed."

1.3- M&As contracted (R$ 0.6 billion)

The Company also expects a cash disbursement of around R$ 0.6 billion for a series of M&As recently executed (Teles Pires, Baguari I, EAPSA, Retiro Baixo, Mesa, Baguari Energia) and already disclosed to the market.

1.4- Infrastructure & Environmental (R$ 2.9 billion)

This is R$ 1 billion in environmental investments, of which R$ 0.5 billion will be allocated to socio-environmental programs of Santo Antônio Energia S.A., a company recently consolidated by Eletrobras, and whose investments will be subject to evaluation in search of optimizations.

The remaining amounts, around R$ 1.9 billion, are planned for investments in infrastructure (acquisition of real estate, software, etc.). Such investments may also be part of the Company's operating cost optimization plan, which aims to adapt the PMSO curve to industry excellence levels.

1.5- G&T maintenance (R$ 4.5 billion)

Refers to the amount planned for investments in existing generation and transmission assets. The largest portion of this amount, around R$ 3 billion, should be focused on modernization and repowering of the generating units. Eletrobras has a plan for the execution of this investment, which will not recurring in the coming years. The remaining amount of R$ 1.5 billion is, above all, for investment in preventive maintenance in generation and transmission assets, which should be recurrent throughout the concessions.

2 - Firepower additional

In addition to the investments already contracted (R$ 17.1 billion) mentioned above, Eletrobras is evaluating additional growth alternatives. There are currently a total of 15 M&A transactions in renewable and transmission assets under analysis.

Furthermore, Aneel estimates a total of R$ 35 billion in investments in new transmission auctions in 2023 and 2024, with great opportunities for potential growth.

Still in the 2023-2027 horizon, and considering the useful life of our transmission assets, the Company will be able to add up to R$ 10 billion investments in reinforcements of its transmission system, with additional potential to increase annual revenue by another R$ 1.2 billion.

It is worth mentioning that the realization of such investments is linked to the possibility of adding new revenues to the Company and that all investments and transactions made by Eletrobras will seek capital discipline and the best adjusted returns, taking into account the intrinsic risk of each business.

The Company reinforces that it does not disclose projections or Guidance, and that, therefore, any numerical references have no such purpose, nor should they be assumed as such.

Rio de Janeiro, July 24, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections, trends and expectations that are not statements of past events but reflect unquantified beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Considering that the Company does not disclose projections or estimates, as stated in its Reference Form, this presentation does not have projections or estimates, so that no information contained herein should be considered as a projection or estimate. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimated trends that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital investment and financing plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Trends and expectations Estimates and projections speak only as of the date they were expressed and we undertake no obligation to update any such trends and expectations estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.